Exhibit 99.1

UTStarcom Holdings Corp. Fourth Quarter and Full Year 2011 Results Mr. Jack Lu, CEO and Ms. Jin Jiang, CFO NASDAQ: UTSI March 2012 1

2 Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its new services business, ability to successfully launch its internet TV platform, expected value and target customers from new products launched and anticipated or assumed future financial results in 2012. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, the ability of the Company to realize anticipated results of operational improvements, increase bookings, and execute on its business plan, as well as risk factors identified in its latest Annual Report on Form 10-K, Form 10-K/A, Quarterly Reports on Form 8-K and Form 10-Q, and Current Reports Form 8-K on Form 6-K, as filed with the Securities and Exchange Commission. Therefore, actual results could differ materially and adversely from the Company's current expectations. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and in the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2010 and 2011 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations.

3 Agenda Q4 2011 Highlights 1 2012 Business Outlook Full Year 2011 Business Development 3 2 Financial Overview 4

4 Fourth Quarter 2011 Highlights Net income of $4.1 million; basic and diluted earnings per share of three cents Total revenue of $83.5 million, a 9.6% year-over-year increase Gross profit margin of 34.2% vs. Q4 2010 Gross profit margin of 10.6% Operating income of $8.5 million vs. Q4 2010 operating loss of $26.6 million $304 million in cash, cash equivalents, and short-term investments

2011 Financial Achievement Achieved and Exceeded all financial targets in year 2011 FY 2011 Actual FY 2011 Target Total Revenue $320.6 million $300-320 million OPEX $93.1 million $100 million Profitability $13.4 million Break even 5

2009-2011 Annual Comparison US$ (mm) 6 400 300 200 386.3 291.5 320.6 FY 2009 FY 2010 FY 2011 250 150 50 283.7 144.0 93.1 FY 2009 FY 2010 FY 2011 Total Revenue OPEX Operating Income Net Income 20 -30 -80 -130 -230 FY 2009 FY 2010 21.1 FY 2011 (218.7) (73.3) 20 -30 -80 -130 -180 -230 FY 2009 FY 2010 FY 2011 13.4 (225.70 (65.10)

7 Full Year 2011 Business Development Corporate Strategy I: Return to China 1. New management team in place 2. Streamlined corporate structure 2. Continued cost cutting efforts 3. Corporate culture initiatives launched

Full Year 2011 Business Development Corporate Strategy II: Telecom and Cable in Parallel Three Network Convergence Broad casting control platform – 42 new trial cities Bi-directional digital network infrastructure upgrade Maintained existing market position in the Telecom sector Focused on cable / teleco two-way entrance Pilots concluded and expansion drives ahead Policy Launched Pilots Conducted National Implementation 2010 2010—2012 2013—2015 Source: iChina Research Center, 2010.4, “Analysis of Market Size, Industry and Region for Three-Network Convergence” and policy directives issued by China’s State Council. http://tech.ifeng.com/special/sanwangronghecity/content-1/detail_2010_07/01/1701652_0.shtml 8 1. 2.

9 China Booking margin improved in 2011 due to the expansion into cable market Further improve product mix Japan Cumulative booking of higher-margin PTN product hit $100 million Other APAC Markets MSTP products sales increased in Taiwan RollingStream® infrastructure product sales increased in India 2011 Profitability Improvement

2012 Business Outlook Corporate Strategy III: Equipment and Services Traditional Business: Equipment Provider Media Operational Support Service Network Infrastructure Application Products Video Service Cloud (VSC) Platform enables video operators to rapidly launch IP video service and provide customers with interactive video experience Revenue Sharing Video Service Cloud Equipment Provider 10

Video Distribution Network Cloud-Based Video Services Video Content Exchange Rollingstream technology Network Infrastructure technology Strategic partnership on broadband resource Video Service Cloud Platform Services include: video conferencing, online education, online office, online theater ...... 11 Video Communication technology

12 2012 Company Priorities Accelerating growth of media operational support service business Launch VSC platform and associated services in Q1 2012 Focus on profitability improvement for equipment business Increase enterprise value and enhance shareholder communication

13 Total Revenue $83.5 million in Q4 2011, 9.6% or $7.3 million increase year over year $320.6 million in FY2011, 10.0% or $29.0 million increase year over year Without PAS deferred revenue, book-to-bill ratio for the fourth quarter was 0.70.

14 Gross Margin Improvement Q4 2011 gross margin was 34.2% vs. Q4 2010 gross margin of 10.6% FY2011 gross margin was 35.7% vs. FY2010 gross margin of 24.1% US$ (mm)

15 Continued Progress in Cost Cutting US$ (mm) Total OPEX of Q3 2011 included $4.2 million one-time net gain on divestitures Achieved target of operating expenses below $100 million in 2011

Operating Income and Net Income US$ (mm) Q4 2011 operating income of $8.5 million and Q4 2011 net income of $4.1million Operating Income Net Income 16

17 Segment Reporting Note: Deferred revenue related to PAS is included in equipment sales through the end of 2011 at the rate of $23.8 million per quarter. Gross margin associated with the PAS deferred revenue is approximately 35%. Revenue by Segment Q4 2011 Q4 2010 Equipment Sales $76.1 $67.3 Service Sales Equipment-based 7.4 8.8 New service 0.02 - Total $83.5 $76.1 Revenue by Segment FY 2011 FY 2010 Equipment Sales $285.5 $251.1 Service Sales Equipment-based 34.5 40.4 New service 0.5 - Total $320.6 $291.5 US$ (mm)

18 Cash balance of $304.0 million in cash, cash equivalents, and short-term investment Zero debt Balance Sheet & Deposits

19 Quarterly net cash used in operating activities was $0.2 million Normal level of collections $4.8M of additional shares repurchased in the fourth quarter 2011 Cash Flow Analysis

20 Investor Relations Contacts UTStarcom, Investor Relations Jing Ou-Yang Tel: + 8610 8520 5153 Email: jouyang@utstar.com Ogilvy Financial In China: Agustin Bautista Tel: +86-10-8520-6166 Email: utsi@ogilvy.com In the U.S.: Jessica Barist Cohen Tel: +1-646-460-9989 Email: utsi@ogilvy.com